UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

FLY LEASING LIMITED
(Name of Issuer)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE COMMON SHARE, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

34407D109
(CUSIP Number)

APRIL 12, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	34407D109	SCHEDULE 13G	Page	2	of	15

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,321,662
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,321,662

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,662
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	34407D109	SCHEDULE 13G	Page	3	of	15

1	NAMES OF REPORTING PERSONS ICS Opportunities II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 38,067
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	34407D109	SCHEDULE 13G	Page	4	of	15

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 557,638
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 557,638

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	34407D109	SCHEDULE 13G	Page	5	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 595,705
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 595,705

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,705
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	34407D109	SCHEDULE 13G	Page	6	of	15

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,917,367
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,917,367

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	34407D109	SCHEDULE 13G	Page	7	of	15

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,917,367
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,917,367

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	34407D109	SCHEDULE 13G	Page	8	of	15

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,917,367
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,917,367

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	34407D109	SCHEDULE 13G	Page	9	of	15

Item 1.
	(a)	Name of Issuer:

Fly Leasing Limited, a Bermuda exempted company (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

West Pier Business Campus Dun Laoghaire County Dublin, A96 N6T7, Ireland

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

ICS Opportunities II LLC c/o Millennium International Management LP 399 Park Avenue New York, New York 10022 Citizenship: Cayman Islands

ICS Opportunities, Ltd. c/o Millennium International Management LP 399 Park Avenue New York, New York 10022 Citizenship: Cayman Islands

Millennium International Management LP 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Millennium Group Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: United States

	(d)	Title of Class of Securities:

American Depositary Shares ("American Depositary Shares"), each representing one of the Issuer’s common shares, par value $0.001 per share ("Common Shares")

	(e)	CUSIP Number:

The CUSIP number for the Issuer’s American Depositary Shares is 34407D109.

CUSIP No.	34407D109	SCHEDULE 13G	Page	10	of	15

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	34407D109	SCHEDULE 13G	Page	11	of	15

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the close of business on April 16, 2021, the reporting persons beneficially owned an aggregate of 1,917,367 of the Issuer’s Common Shares as a result of holding 1,917,367 of the Issuer’s American Depositary Shares. Each American Depositary Share represents one of the Issuer’s Common Shares. Specifically, as of the close of business on April 16, 2021:

   i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 1,321,662 of the Issuer’s Common Shares as a result of holding 1,321,662 of the Issuer’s American Depositary Shares;

   ii) ICS Opportunities II LLC, a Cayman Islands limited liability company ("ICS Opportunities II"), beneficially owned 38,067 of the Issuer’s Common Shares as a result of holding 38,067 of the Issuer’s American Depositary Shares; and

   iii) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 557,638 of the Issuer’s Common Shares as a result of holding 557,638 of the Issuer’s American Depositary Shares, which together with the Issuer’s Common Shares beneficially owned by Integrated Core Strategies and ICS Opportunities II represented 1,917,367 of the Issuer’s Common Shares or 6.3% of the Issuer’s Common Shares outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities II and ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of ICS Opportunities II and ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities.

   The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, ICS Opportunities II and ICS Opportunities.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, ICS Opportunities II or ICS Opportunities, as the case may be.

(b) Percent of Class:

   As of the close of business on April 16, 2021, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 1,917,367 of the Issuer’s Common Shares or 6.3% of the Issuer’s Common Shares outstanding (see Item 4(a) above), which percentage was calculated based on 30,481,069 of the Issuer’s Common Shares outstanding as of December 31, 2020, as reported in the Issuer’s Form 20-F filed on March 1, 2021.

CUSIP No.	34407D109	SCHEDULE 13G	Page	12	of	15

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   1,917,367 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   1,917,367 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	34407D109	SCHEDULE 13G	Page	13	of	15

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 16, 2021, by and among Integrated Core Strategies (US) LLC, ICS Opportunities II LLC, ICS Opportunities, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	34407D109	SCHEDULE 13G	Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 16, 2021

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	34407D109	SCHEDULE 13G	Page	15	of	15

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the American Depositary Shares, each representing one Common Share, par value $0.001 per share, of Fly Leasing Limited, a Bermuda exempted company, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 16, 2021

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander